SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No.             )

Boston Restaurant Associates, Inc.

(Name of Issuer)

Boston Restaurant Associates, Inc.
George R. Chapdelaine
Fran V. Ross
Anthony Buccieri
John P. Polcari, Jr.
Dolphin Direct Equity Partners, L.P.
Braidol Acquisition Corp.
Peter E. Salas

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

926295

(CUSIP Number of Class of Securities)

George R. Chapdelaine	Samuel P. Williams, Esq.
President and Chief Executive Officer	Brown Rudnick Berlack Israels LLP
Boston Restaurant Associates, Inc.	One Financial Center
Stonehill Corporate Center	Boston, MA 02111
999 Broadway, Suite 400 Saugus, MA 01906	(617) 856-8200
(781) 231-7575 x 3012

Fran V. Ross	Dolphin Direct Equity Partners, L.P.
Chief Financial Officer	c/o Dolphin Asset Management Corp
Boston Restaurant Associates, Inc.	129 East 17th Street
Stonehill Corporate Center	New York, NY 10003
999 Broadway, Suite 400	Attn: Carlos Salas
Saugus, MA 01906
(617) 413-6396
Gary J. Simon, Esq.
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box)

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.

Check the following box if the filing is a final amendment reporting the results of the transaction.

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,234,719	$446.94

*For purposes of calculating the filing fee only. Determined by multiplying 3,192,456 shares of common stock, par value $0.01 per share, of Boston Restaurant Associates, Inc. by $0.70 per share. The number of shares of common stock is equal to the total number of outstanding shares of common stock of Boston Restaurant Associates, Inc. entitled to receive the merger consideration.

**The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction valuation.

   Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this ‘‘Schedule 13E-3’’) is being filed by: 1) Boston Restaurant Associates, Inc., a Delaware corporation (‘‘BRA’’), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; 2) George R. Chapdelaine, Fran V. Ross, Anthony Buccieri, and John P. Polcari, Jr., each executive officers and/or members of the board of directors of BRA (collectively referred to as the ‘‘Contributing Stockholders’’); 3) Dolphin Direct Equity Partners, L.P. (‘‘Parent’’); 4) Braidol Acquisition Corp. (‘‘Newco’’) and 5) Mr. Peter E. Salas (together with BRA, the Contributing Stockholders, Dolphin and Braidol, the ‘‘Filing Persons’’).

Pursuant to an Agreement and Plan of Merger dated as of March 17, 2006, among Parent, Newco and BRA (the ‘‘Merger Agreement’’), Newco will be merged with and into BRA with BRA being the surviving corporation, and each stockholders other than (i) stockholders who exercise and perfect appraisal rights under Delaware law, (ii) Parent, and (iii) George R. Chapdelaine, Fran V. Ross, Anthony Buccieri and John P. Polcari, Jr. (but only in the event that such person elects to convert his or her shares of common stock into shares of capital stock of the surviving corporation on terms acceptable to Parent) will be entitled to receive in cash (a) $.70 per share of common stock, without interest, and (b) $1.55 plus accrued but unpaid dividends at a rate of $0.068 per annum per share of preferred stock, without interest, all in accordance with and subject to the terms and conditions contained in the Merger Agreement.

Concurrently with the filing of this Schedule 13E-3, BRA is filing a preliminary proxy statement (the ‘‘proxy statement’’) pursuant to which BRA will notify its stockholders of, and solicit proxies from its stockholders for, a special meeting of stockholders for the purpose of approving the Merger Agreement. The information set forth in the proxy statement, including all schedules and exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the exhibits thereto.

ITEM 1.	SUMMARY TERM SHEET.

The information contained in the sections entitled ‘‘SUMMARY TERM SHEET’’ and ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER’’ in the proxy statement is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET’’ and ‘‘THE PARTICIPANTS’’ in the proxy statement is incorporated herein by reference.

(b)	Securities. The information contained in the section entitled ‘‘MARKET AND MARKET PRICE–Number of Stockholders’’ in the proxy statement is incorporated herein by reference.

(c)	Trading Market and Price. The information contained in the section entitled ‘‘MARKET AND MARKET PRICE—Market Information’’ in the proxy statement is incorporated herein by reference.

(d)	Dividends. The information contained in the section entitled ‘‘MARKET AND MARKET PRICE—Dividends’’ in the proxy statement is incorporated herein by reference.

(e)	Prior Public Offerings. The information contained in the section entitled ‘‘SPECIAL FACTORS—Background of the Merger’’ in the proxy statement is incorporated herein by reference.

(f)	Prior Stock Purchases. The information contained in the sections entitled ‘‘SPECIAL FACTORS—Background of the Merger,’’ and ‘‘STOCK PURCHASE INFORMATION’’ in the proxy statement is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a), (b), (c)	Name and Address; Business and Background Entities; Business and Background of Natural Persons. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ and ‘‘THE PARTICIPANTS’’ in the proxy statement, and in Exhibit D to the proxy statement, is incorporated herein by reference. BRA, one of the Filing Persons, is also the subject company. During the last five years, none of the following persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws to the best knowledge of the Filing Persons and each of BRA's current directors or executive officers. All current BRA principals, directors and executive officers are U.S. citizens. Carlos P. Salas is an Argentinean citizen and a U.S. permanent resident.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)	Tender Offers. Not applicable.

(a)(2)(i)	Transaction Description. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘THE SPECIAL MEETING – Matters to be Considered at the Special Meeting,’’ and ‘‘THE MERGER AGREEMENT’’ in the proxy statement is incorporated herein by reference.

(a)(2)(ii)	Consideration. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘THE SPECIAL MEETING – Matters to be Considered at the Special Meeting,’’ and ‘‘THE MERGER AGREEMENT—Payment for Shares’’ in the proxy statement is incorporated herein by reference.

(a)(2)(iii)	Reasons for Transaction. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘SPECIAL FACTORS—Background of the Merger,’’ ‘‘SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger,’’ ‘‘SPECIAL FACTORS – Reasons for the Board of Directors' Determination,’’ ‘‘SPECIAL FACTORS – Fairness of the Merger Consideration to Stockholders Other than the Continuing Stockholders,’’ ‘‘SPECIAL FACTORS—Determination of the Fairness of the Merger by Parent, Newco, and the potential Contributing Stockholders,’’ and ‘‘SPECIAL FACTORS—Purpose and Structure of the Merger’’ in the proxy statement is incorporated herein by reference.

(a)(2)(iv)	Vote Required for Approval. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘THE SPECIAL MEETING—Record Date and Voting Information,’’ ‘‘THE MERGER AGREEMENT— BRA Stockholder Approval’’ and ‘‘THE MERGER AGREEMENT—Conditions to the Merger’’ in the proxy statement is incorporated herein by reference.

(a)(2)(v)	Differences in the Rights of Security Holders. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘SPECIAL FACTORS—Effects of the Merger,’’ ‘‘SPECIAL FACTORS—Interests of the Continuing Stockholders in the Merger’’ and ‘‘THE MERGER AGREEMENT-Conversion of Capital Stock’’ in the proxy statement is incorporated herein by reference.

(a)(2)(vi)	Accounting Treatment. The information contained in the section entitled ‘‘SPECIAL FACTORS-Anticipated Accounting Treatment of the Merger’’ in the proxy statement is incorporated herein by reference.

(a)(2)(vii)	Income Tax Consequences. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ and ‘‘SPECIAL FACTORS—Federal Income Tax Considerations’’ in the proxy statement is incorporated herein by reference.

(c)	Different Terms. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘SPECIAL FACTORS—Effects of the Merger,’’ ‘‘SPECIAL FACTORS—Interests of the Continuing Stockholders in the Merger’’ and ‘‘THE MERGER AGREEMENT—Conversion of Capital Stock’’ in the proxy statement is incorporated herein by reference.

(d)	Appraisal Rights. The information contained in the sections entitled ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ and ‘‘SPECIAL FACTORS—Appraisal Rights’’ in the proxy statement is incorporated herein by reference.

(e)	Provisions For Unaffiliated Security Holders. The information contained in the sections entitled ‘‘THE SPECIAL MEETING—Record Date and Voting Information’’ and ‘‘SPECIAL FACTORS—Determination of the Fairness of the Merger by Parent, Newco, and the potential Contributing Stockholders’’ in the proxy statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Transactions. The information contained in the sections entitled ‘‘SPECIAL FACTORS—Interests of the Continuing Stockholders in the Merger,’’ and ‘‘STOCK PURCHASE INFORMATION’’ in the proxy statement is incorporated herein by reference.

(b),(c)	Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘SPECIAL FACTORS—Background of the Merger,’’ ‘‘SPECIAL FACTORS—Effects of the Merger,’’ ‘‘SPECIAL FACTORS—Interests of the Continuing Stockholders in the Merger’’ and ‘‘COMMON STOCK PURCHASE INFORMATION’’ in the proxy statement is incorporated herein by reference.

(e)	Agreements Involving the Subject Company's Securities. The information contained in the sections entitled ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘SPECIAL FACTORS—Background of the Merger,’’ ‘‘SPECIAL FACTORS—Effects of the Merger,’’ ‘‘SPECIAL FACTORS—Interests of the Continuing Stockholders’’ and ‘‘THE MERGER AGREEMENT’’ in the proxy statement is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	Use of Securities Acquired. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘SPECIAL FACTORS—Effects of the Merger’’ and ‘‘THE MERGER AGREEMENT—Conversion of Capital Stock’’ in the proxy statement is incorporated herein by reference.

(c)	Plans. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘SPECIAL FACTORS-Effects of the Merger,’’ ‘‘SPECIAL FACTORS—Interests of the Continuing Stockholders in the Merger,’’ ‘‘SPECIAL FACTORS—Merger Financing’’ and ‘‘THE MERGER AGREEMENT’’ in the proxy statement is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a),(c)	Purposes; Reasons. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘SPECIAL FACTORS—Background of the Merger,’’ ‘‘SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger,’’ ‘‘SPECIAL FACTORS—Determination of the Fairness of the Merger by Parent, Newco, and the potential Contributing Stockholders,’’ and ‘‘SPECIAL FACTORS—Purpose and Structure of the Merger’’ in the proxy statement is incorporated herein by reference.

(b)	Alternatives. The information contained in the sections entitled ‘‘SPECIAL FACTORS—Background of the Merger’’, ‘‘SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger’’ and ‘‘SPECIAL FACTORS—Background of the Merger’’ in the proxy statement is incorporated herein by reference.

(d)	Effects. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger,’’ ‘‘SPECIAL FACTORS-Determination of the Fairness of the Merger by Parent, Newco, and the potential Contributing Stockholders,’’ ‘‘SPECIAL FACTORS—Effects of the Merger,’’ ‘‘SPECIAL FACTORS—Interests of the Continuing Stockholders in the Merger,’’ ‘‘SPECIAL FACTORS—Estimated Fees and Expenses of the Merger,’’ ‘‘SPECIAL FACTORS—Federal Income Tax Considerations,’’ and ‘‘THE MERGER AGREEMENT’’ in the proxy statement is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a),(b)	Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘SPECIAL FACTORS—Background of the Merger,’’ ‘‘SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger,’’ ‘‘SPECIAL FACTORS—Determination of the Fairness of the Merger by Parent, Newco, and the potential Contributing Stockholders,’’ ‘‘SPECIAL FACTORS—Purpose and Structure of the Merger’’ and ‘‘SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee’’ in the proxy statement, and Exhibit C to the proxy statement, ‘‘Opinion of BB&T Capital Markets’’ is incorporated herein by reference.

(c)	Approval of Security Holders. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘THE SPECIAL MEETING—Record Date and Voting Information,’’ ‘‘SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger,’’ ‘‘THE MERGER AGREEMENT— BRA Stockholder Approval,’’ ‘‘THE MERGER AGREEMENT—Conditions to the Merger,’’ and ‘‘THE MERGER AGREEMENT—Termination of the Merger Agreement’’ in the proxy statement is incorporated herein by reference.

(d)	Unaffiliated Representative. The information contained in the sections entitled ‘‘SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger’’ and ‘‘SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee’’ in the proxy statement, and Exhibit C to the proxy statement, ‘‘Opinion of BB&T Capital Markets,’’ is incorporated herein by reference.

(e)	Approval of Directors. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET’’, ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘SPECIAL FACTORS—Background of the Merger’’ and ‘‘SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger’’ in the proxy statement is incorporated herein by reference.

(f)	Other Offers. The information contained in the sections entitled ‘‘SPECIAL FACTORS—Background of the Merger’’ and ‘‘SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger’’ in the proxy statement is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c)	Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘SPECIAL FACTORS—Background of the Merger,’’ ‘‘SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger,’’ ‘‘SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee’’ and ‘‘WHERE STOCKHOLDERS CAN FIND MORE INFORMATION’’ in the proxy statement, Exhibit C to the proxy statement, ‘‘Opinion of BB&T Capital Markets’’ and Exhibits (c)(1)-(4) of this Schedule 13e-3 are incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a),(b),(d)	Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ and ‘‘SPECIAL FACTORS—Merger Financing’’ in the proxy statement is incorporated herein by reference.

(c)	Expenses. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘THE SPECIAL MEETING—Expenses of Proxy Solicitation’’ and ‘‘SPECIAL FACTORS—Estimated Fees and Expenses of the Merger’’ in the proxy statement is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information contained in the section ‘‘SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT’’ in the proxy statement, and in Exhibit D to the proxy statement, is incorporated herein by reference.

(b)	Securities Transactions. The information contained in the sections entitled ‘‘SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,’’ and ‘‘STOCK PURCHASE INFORMATION’’ in the proxy statement, and in Exhibit D to the proxy statement, is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET,’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ ‘‘THE SPECIAL MEETING—Record Date and Voting Information’’ and ‘‘SPECIAL FACTORS—Interests of the Continuing Stockholders in the Merger’’ in the proxy statement is incorporated herein by reference.

(e)	Recommendations to Others. The information contained in the sections entitled ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER,’’ and ‘‘SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger’’ in the proxy statement is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)	Financial Information. The information contained in the sections entitled ‘‘BRA RESTAURANT ASSOCIATES, INC. SELECTED HISTORICAL FINANCIAL DATA’’ and ‘‘WHERE STOCKHOLDERS CAN FIND MORE INFORMATION’’ in the proxy statement is incorporated herein by reference, including Item 8, ‘‘Financial Statements and Supplementary Data,’’ of BRA's most recent Annual Report on Form 10-K and Item 1, ‘‘Financial Statements,’’ of BRA's three most recent Quarterly Report on Form 10-Q.

(b)	Pro Forma Information. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a),(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled ‘‘THE SPECIAL MEETING—Expenses of Proxy Solicitation,’’ and ‘‘SPECIAL FACTORS—Estimated Fees and Expenses of the Merger’’ is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(b)	Other Material Information. The information contained in the sections entitled ‘‘SUMMARY TERM SHEET’’ ‘‘QUESTIONS AND ANSWERS ABOUT THE MERGER’’ in the proxy statement is incorporated herein by reference.

ITEM 16.	EXHIBITS.

(a)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 30, 2006 (incorporated herein by reference to the proxy statement).

(c)	Fairness Opinion of BB&T Capital Markets, dated March 16, 2006 (incorporated herein by reference to Exhibit C to the proxy statement).

(d)	Agreement and Plan of Merger, dated as of March 17, 2006, among BRA, Parent and Newco (incorporated herein by reference to Exhibit A to the proxy statement).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Exhibit B to the proxy statement).

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2006

BOSTON RESTAURANT ASSOCIATES, INC.

By:	George R. Chapdelaine
George R. Chapdelaine President and Chief Executive Officer

George R. Chapdelaine
George R. Chapdelaine

Fran V. Ross
Fran V. Ross

Anthony Buccieri
Anthony Buccieri

John P. Polcari, Jr.
John P. Polcari, Jr.

DOLPHIN DIRECT EQUITY PARTNERS, L.P.

By:	Dolphin Advisors, LLC
Its managing general partner

By:	Dolphin Management Inc.
Its managing member

By:	Peter E. Salas
Peter E. Salas President

BRAIDOL ACQUISITION CORP.
By:	Carlos P. Salas
Carlos P. Salas President

Peter E. Salas
Peter E. Salas